Exhibit 99.1

MAMMA.COM INC. ACQUIRES COPERNIC FOR
$15.9 MILLION & 2.38 MILLION COMMON SHARES

Montreal, Canada, December 22, 2005 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), announces that the Company’s board of directors and the board and shareholders of Copernic Technologies Inc. (“Copernic”) have approved definitive purchase agreements to acquire 100% of the issued and outstanding securities of Copernic (the “Transaction”). Unless otherwise stated, all figures in this release are in US dollars.

The Company has agreed to acquire 100% of the issued and outstanding securities of Copernic, including an amount to cover Copernic’s outstanding stock appreciation rights obligations, for $15,900,000 and the issuance of 2,380,000 common shares of the Company. Copernic had approximately $5.9 million of revenue and EBITDA of approximately $1.8 million in their fiscal year ended June 30, 2005. The Transaction closed today, December 22, 2005. Merriman Curhan Ford & Co, an investment bank headquartered in San Francisco, is acting as M&A advisor to Mamma.com in this acquisition.

Copernic’s Chairman, Martin Bouchard will join the Company as Executive Vice-President and Chief Strategist and Technology Officer. As part of the Transaction, it has been agreed that the Company will recommend to the Company’s shareholders that the Company’s board of directors be increased to seven members with the appointment of Martin Bouchard and an independent director. Shareholders will be asked to approve this either at a Special Shareholders’ meeting or the next Annual General Meeting of the Company. As well, Eric Bouchard, Copernic’s Executive Vice-President, Products will join the Company as Vice-President of Research and Development and Albert Dang-Vu, Copernic’s Vice-President, Technology will join the Company, as Vice-President of Technology.

Guy Fauré, Mamma.com’s President and CEO stated: “With this acquisition, we are now at the forefront of the search and on-line marketing industry. With the addition of Copernic’s award winning desktop search (CDS) product, we now have a formidable portfolio to satisfy the growing need for integrated search of both web-based and desk-top based users. We intend to move quickly to realize the obvious synergies and benefits by integrating Mamma’s and Copernic’s web based search capabilities and extending the penetration of Copernic’s award-winning desk-top search technology. The combined resources of the Company and Copernic will now offer a much broader demographic for our advertisers and will provide our Company with both stronger business development capabilities and world-class product development capabilities. We welcome the joining of the Mamma and Copernic teams and look forward to a dynamic and effective approach to offering a superior value proposition to advertisers and developing cutting edge technology that would provide a unique user experience in Internet search applications.”

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions™ is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, and numerous sizes of graphic ad units. Mamma Media Solutions™ maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors. For more information, visit www.mammamediasolutions.com.

About Copernic Technologies Inc.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily lives. The company is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity. All Copernic products feature simple fast downloading, automatic installation, and the most ease-of-use in the industry. With unique and powerful product features, Copernic is the name that consumers and professionals trust to deliver the highest quality search products. For more information, visit www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372 #146
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com